Schedule 13D                                                        Page 1 of 4

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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                                  LAZARD LTD
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                               (Name of Issuer)



                Class A Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)

                                   G54050102
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                                (CUSIP Number)

                               Bruce Wasserstein
                                  Lazard Ltd
                             30 Rockefeller Plaza
                           New York, New York 10020

                                with a copy to

                               David Stoll, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 May 10, 2005
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            (Date of Event which Requires Filing of this Statement)

Schedule 13D                                                        Page 2 of 4


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                        Page 3 of 4


          This Amendment No. 1 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission on May 20, 2005 (as it may be amended from time to time, the "Schedule 13D") with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of Lazard Ltd, a company incorporated under the laws of Bermuda ("Lazard"). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated, terms used but not defined in this Amendment No. 1 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 7. Material to Be Filed as Exhibits.

          The following exhibits, which were referenced in but inadvertantly not filed with the Schedule 13D are hereby added.

          Exhibit 99.1    Joint Filing Agreement

          Exhibit 99.2    LAZ-MD Stockholders' Agreement

          Exhibit 99.3    Master Separation Agreement

          Exhibit 99.4    Agreement Relating to Reorganization of Lazard

          Exhibit 99.5    Letter Agreement with Bruce Wasserstein Family Trust

Schedule 13D                                                        Page 4 of 4

                                  Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Dated:   May 24, 2005

                                            BRUCE WASSERSTEIN


                                            /s/ Bruce Wasserstein
                                            -----------------------------------
                                            Bruce Wasserstein


                                            ELLIS JONES


                                            /s/ Ellis Jones
                                            -----------------------------------
                                            Ellis Jones


                                            PAMELA SIMONE WASSERSTEIN


                                            /s/ Pamela Simone Wasserstein
                                            -----------------------------------
                                            Pamela Simone Wasserstein


                                            BEN WASSERSTEIN


                                            /s/ Ben Wasserstein
                                            -----------------------------------
                                            Ben Wasserstein